ACME ELECTRIC CORPORATION
NEWS RELEASE
SECOND QUARTER RESULTS FOR FISCAL 1996


FOR IMMEDIATE RELEASE


                 ACME ELECTRIC ANNOUNCES SECOND-QUARTER RESULTS


    EAST AURORA, N.Y., February 6, 1996 -- Acme Electric Corporation (NYSE:ACE) announced today that, for the second quarter of its 1996 fiscal year ended December 29, 1995, net sales were $23,425,000, compared to $21,320,000 for the comparable period of the previous year, with a net loss of $834,000, or $.17 per share, compared to net income of $339,000, or $.07 per share the previous year. Net sales for the twenty-six-week period ended December 29, 1995, were $49,356,000, compared with $42,254,000 for the comparable period of the previous year. The net loss for the twenty-six-week period ended December 29, 1995, was $501,000, or $.10 per share, compared with net income of $1,092,000, or $.22 per share, for the comparable period of the previous year.
    Chairman and Chief Executive Officer, Robert J. McKenna, said that, "Our industrial OEM business continued to improve, winning a new program for Alcatel Data Network and adding Stratus Computer and Silicon Graphics as new customers. However, our electrical distribution products business was disrupted with the introduction of new advanced manufacturing techniques which, although beneficial in the long-term, greatly impacted profitability during the last quarter. The manufacturing operations of the aerospace business were successfully consolidated, but large cost overruns were incurred in the process, and it continued to be a financial drain on the Corporation. A plan has been developed which we expect will bring this business to a break-even operating position over the next three quarters."
    McKenna added that, "Although the financial results for the quarter are disappointing, I am convinced that, as an organization, we are doing the right things for the long-term best interests of our shareholders."
    Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion products for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz. Company news is available by
FAX: dial 1-800-758-5804, and input extension 006675; or for INTERNET access go to: http://www.prnewswire.com/cnoc/exec/menu?006675


                                     # # # #

ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)




                                    13 Weeks      13 Weeks      26 Weeks      26 Weeks
                                     Ended         Ended         Ended         Ended
                                 Dec. 30, 1994 Dec. 29, 1995 Dec. 30, 1994 Dec. 29, 1995
Net Sales                           $21,320       $23,425       $42,254       $49,356
Net Income (Loss)                       339          (834)        1,092          (501)
Earnings (Loss) per share              $.07         $(.17)         $.22         $(.10)
Weighted Number of Shares
  Outstanding Used to Compute
  Income (Loss) Per Common Share  4,920,669     4,949,791     4,901,140     4,955,494
